PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-286293

Grayscale Coindesk Crypto 5 ETF

Prospectus Supplement No. 1 Dated October 5, 2026
To the Prospectus Dated September 18, 2025

This prospectus supplement (this “Prospectus Supplement”) forms part of, and should be read together with, the prospectus of Grayscale Coindesk Crypto 5 ETF (the “Fund”), dated September 18, 2025 (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used but not defined in this Prospectus Supplement have the meanings given to them in the Prospectus.

Purpose of This Prospectus Supplement

This Prospectus Supplement updates and supplements the Prospectus as described below.

On September 29, 2026, the Manager, on behalf of the Fund, and Anchorage Digital Bank N.A. (“Anchorage Digital” or the “Additional Custodian”) entered into the Sixth Amendment to the Master Custody Service Agreement, dated as of August 8, 2025, (as amended, the “Anchorage Digital Custodian Agreement”), pursuant to which the Fund became a party to the Anchorage Digital Custodian Agreement. Effective as of the date of this Prospectus Supplement, Anchorage Digital may serve as an additional custodian of the Fund’s digital assets.

As of the date of this Prospectus Supplement, the following updates to the disclosures outlined herein shall be effective.

Except as expressly updated or supplemented by this Prospectus Supplement, the Prospectus remains unchanged. To the extent of any inconsistency between this Prospectus Supplement and the Prospectus, this Prospectus Supplement will control.

Shares of the Fund are listed on NYSE Arca, Inc. (“NYSE Arca”) under the symbol “GDLC.”

___________________________

Investing in the Shares involves significant risks. You should carefully consider the risk factors described beginning on page 26 in the Prospectus, in “Part I—Item 1A. Risk Factors” beginning on page 46 in our Annual Report on Form 10-K for the fiscal year ended June 30, 2026, in any applicable prospectus supplement and in the other documents incorporated or deemed incorporated by reference herein before you invest in the Shares.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The Fund is not an investment company registered under the Investment Company Act of 1940, as amended.

Please retain this Prospectus Supplement for future reference.

Date: October 5, 2026

UPDATES TO THE PROSPECTUS

Additional Custodian

On September 29, 2026, the Manager, on behalf of the Fund, and Anchorage Digital Bank N.A. (“Anchorage Digital” or the “Additional Custodian”) entered into the Sixth Amendment to the Master Custody Service Agreement, dated as of August 8, 2025 (as amended, the “Anchorage Digital Custodian Agreement”), pursuant to which the Fund became a party to the Anchorage Digital Custodian Agreement. Effective as of the date of this Prospectus Supplement, Anchorage Digital may serve as an additional custodian for the Fund’s digital asset holdings. The Additional Custodian’s office is located at 101 South Reid Street, Suite 329, Sioux Falls, SD 57103.

The Manager intends to utilize Anchorage Digital’s services to custody a portion of the Fund’s digital assets. The Fund’s existing custody arrangement with Coinbase Custody Trust Company, LLC is unaffected by the Fund’s entry into the Anchorage Digital Custodian Agreement, and Coinbase Custody Trust Company, LLC remains the Fund’s primary custodian. The Manager shall, in its sole discretion, determine the amounts held at either custodian as permitted by the LLC Agreement. At the current time, the Manager has not determined the total amount of the Fund’s digital assets it will move to Anchorage Digital. The addition of Anchorage Digital reflects the Manager’s ongoing risk management approach as part of the Fund’s growing size. References to the “Custodian” in this prospectus refer to Coinbase Custody Trust Company, LLC, Anchorage Digital and/or other custodians, collectively or in their individual capacities, as the context may require.

Under the Anchorage Digital Custodian Agreement, the Additional Custodian is required to keep the private keys associated with the Fund’s digital assets held by the Additional Custodian in cold storage, except as otherwise permitted thereunder. The Manager expects that all of the Fund’s digital assets held by the Additional Custodian and the related private keys will be held in cold storage on an ongoing basis, but a portion of such digital assets may be held in hot wallets from time to time in connection with the settlement of creation or redemption transactions and the sale of the Fund’s digital assets to pay Fund expenses.

The Additional Custodian retains custody of the private keys corresponding to the Fund’s digital assets it holds in accordance with the terms and provisions of the Anchorage Digital Custodian Agreement. Multiple private key shards held by the Additional Custodian must be combined to reconstitute the private key required to sign any transaction to transfer the Fund’s assets. These security procedures are intended to remove single points of failure in the protection of the Fund’s assets.

The Additional Custodian will act only upon authenticated instructions from the Fund. Unless otherwise specified in an applicable agreement or instruction, the Manager, on behalf of the Fund, must designate at least three authorized persons, and the approval of at least two authorized persons is required for any instruction.

The Additional Custodian’s internal audit teams perform periodic internal audits over custody operations, and the Additional Custodian has represented that SOC attestations covering private key management controls are also performed on the Additional Custodian by external providers.

The Anchorage Digital Custodian Agreement provides that the Additional Custodian maintains commercial crime insurance or a fidelity bond with limits of not less than $100 million in the aggregate, which are intended to cover the loss of client assets under Anchorage’s care, custody and control. The policy limit is not specific to the Fund or to customers holding digital assets with the Additional Custodian, and may not be available or sufficient to protect the Fund from all possible losses or sources of losses.

The Anchorage Digital Custodian Agreement requires the Fund to indemnify the Additional Custodian, its affiliates and their respective officers, directors, agents, employees and representatives against certain losses arising from or related to the Fund’s material breach of the Anchorage Digital Custodian Agreement, among other things, except where a claim was caused by certain acts of the Additional Custodian. The Anchorage Digital Custodian Agreement also requires the Additional Custodian to maintain insurance policies and coverage.

In the event of a fork of the Blockchain, the Anchorage Digital Custodian Agreement provides that Anchorage Digital may temporarily suspend services, and may, in its sole discretion, determine whether or not to support (or cease supporting) either branch of the forked protocol entirely, provided that the Additional Custodian will support at least one branch of such fork, unless expressly prohibited by law.

The Manager has notified the Additional Custodian, on behalf of the Fund through a Pre-Creation/Redemption Abandonment Notice that the Fund will abandon, irrevocably and for no direct or indirect consideration, effective immediately prior to each time at which the Fund creates or redeems Shares, all Incidental Rights and IR Virtual Currency to which it would otherwise be entitled as of such time.

With respect to the Fund’s digital assets held by the Additional Custodian, upon Manager instruction, the Additional Custodian will withdraw from the Fund’s account maintained with the Additional Custodian the amount of digital assets necessary to pay the Fund's Manager’s Fee and any Additional Fund Expenses, consistent with the procedures described in “Part I—Item 1. Business— Expenses; Sales of Digital Assets” beginning on page 32 of the Fund’s Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Annual Report”). Fees paid to the Additional Custodian are a Manager-paid Expense.”

Except as described above, all procedures set forth under the section “Part I—Item 1. Business—Custody of the Fund’s Digital Assets” beginning on page 22 of the Fund’s Annual Report apply to the Fund’s arrangements with the Additional Custodian.

As used in the Prospectus, “Custodian” shall mean Coinbase Custody Trust Company, LLC, Anchorage Digital Bank N.A. and/or other custodians, collectively or in their individual capacities, as the context may require. In addition, the term “Custodian Fee” will include fees payable to the Additional Custodian for services they provide to the Fund, which the Manager shall pay to the Additional Custodian as a Manager-paid Expense.

The foregoing description of the Anchorage Digital Custodian Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Anchorage Digital Custodian Agreement, which is filed as Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed by the Registrant on the date hereof.

All other references in the Prospectus to the Fund’s custody arrangements are hereby deemed amended to conform to the foregoing, as applicable.

RISK FACTORS

In light of the foregoing, the following risk factors, whether set forth in the Prospectus or incorporated by reference therein from the Fund’s Annual Report, are hereby amended and restated as set forth below:

The following risk factor under the section entitled “Item 1A. Risk Factors—Risk Factors Related to the Fund and the Shares,” on page 57 of the Annual Report, which is incorporated by reference into the Prospectus, is hereby amended and restated in its entirety as follows and supersedes such risk factor as incorporated by reference into the Prospectus:

The Fund relies on third-party service providers to perform certain functions essential to the affairs of the Fund and the replacement of such service providers could pose challenges to the safekeeping of the Fund’s digital assets and to the operations of the Fund.

The Fund relies on the Custodian and the Prime Broker (together, the “Custodial Entities”), the Additional Custodian, the Authorized Participants and other third-party service providers to perform certain functions essential to managing the affairs of the Fund. In addition, Liquidity Providers are relied upon to facilitate the purchase and sale of the Fund’s digital assets in connection with creations and redemptions of Shares in cash (“Cash Orders”), and the Transfer Agent and Grayscale Investments Sponsors, LLC (in such capacity, the “Liquidity Engager”) are relied upon to facilitate such Cash Orders. Any disruptions to a service provider’s business operations, resulting from business failures, financial instability, security failures, government mandated regulation or operational problems, could have an adverse impact on the Fund’s ability to access critical services and be disruptive to the operations of the Fund and require the Manager or the Liquidity Engager, as the case may be, to replace such service provider. Moreover, the Manager could decide to replace a service provider to the Fund, or the Liquidity Engager may decide to replace a Liquidity Provider, for other reasons.

If the Manager decides, or is required, to replace Coinbase Custody Trust Company, LLC as the custodian of the Fund’s digital assets, Anchorage Digital Bank N.A., as the Additional Custodian of the Fund’s digital assets or Coinbase, Inc. as the Prime Broker controlling and securing the Fund’s Settlement Balance, the transfer of the respective maintenance responsibilities of the Fund’s account with Anchorage Digital, the Vault Balance or the Settlement Balance, as applicable, to another party or parties will likely be complex and could subject the Fund’s digital assets to the risk of loss during the transfer, which could have a negative impact on the performance of the Shares or result in loss of the Fund’s assets.

Moreover, the legal rights of customers with respect to the Fund’s digital assets held on their behalf by a third-party custodian, such as the Custodial Entities, in insolvency proceedings are currently uncertain. The Prime Broker Agreement contains an agreement by the parties to treat the Fund’s digital assets credited to the Fund’s Vault Balance and Settlement Balance as financial assets under Article 8 in addition to stating that the Custodian will serve as fiduciary and custodian on the Fund’s behalf with respect to the Fund’s digital assets held in the Vault Balance, and that any of the Fund’s digital assets credited to the Settlement Balance will be treated as custodial assets.

The Custodial Entities’ parent, Coinbase Global, has also stated in its public securities filings that in light of the inclusion of provisions relating to Article 8 in its custody and prime broker client agreements, it believes that a court would not treat custodied digital assets as part of its general estate in the event the Custodial Entities were to experience insolvency. However, due to the novelty of digital asset custodial arrangements courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario. Moreover, the Custodian, the Additional Custodian and the Prime Broker are potentially subject to different insolvency regimes and there is no assurance that the Fund’s digital assets credited to the Fund’s Settlement Balance would be treated similarly to those credited to the Fund’s Vault Balance in an insolvency, notwithstanding the rights and obligations conferred under the Prime Broker Agreement or Coinbase Global’s views regarding the treatment of such assets under Article 8. In the event that the Custodian, the Additional Custodian or the Prime Broker and/or Coinbase Global became subject to insolvency proceedings and a court were to rule that the custodied digital assets were part of the Custodian’s, the Additional Custodian’s, the Prime Broker’s and/or Coinbase Global’s general estate and not the property of the Fund, then the Fund would be treated as a general unsecured creditor in such insolvency proceedings and the Fund would be subject to the loss of all or a significant portion of its assets.

In addition, the Custodian and the Additional Custodian are each a fiduciary under § 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Investment Advisers Act and is licensed to custody the Fund’s digital assets in trust on the Fund’s behalf. However, the SEC previously released proposed amendments in February 2023 to Rule 206(4)-2 that, if enacted as proposed, would amend the definition of a “qualified custodian” under Rule 206(4)-2(d)(6). Executive officers of the Custodian’s parent company have made public statements indicating that the Custodian would remain a qualified custodian under the proposed SEC rule, if enacted as proposed. In June 2025, however, the SEC formally withdrew that proposed rulemaking and stated that it does not intend to issue final rules based on the proposal. However, there can be no assurance that the Custodian would continue to qualify as a “qualified custodian” under a final rule that may be proposed or adopted by the SEC in the future.

To the extent that the Manager is not able to find a suitable party willing to serve as custodian, the Manager may be required to terminate the Fund and liquidate the Fund’s digital assets. In addition, to the extent that the Manager finds a suitable party and must enter into a modified or separate custody agreement that is less favorable for the Fund or Manager and/or transfer the Fund’s assets in a relatively short time period, the safekeeping of the Fund’s digital assets may be adversely affected, which may in turn adversely affect the value of the Shares. Likewise, if the Manager is required to replace any other service provider, it may not be able to find a party willing to serve in such capacity in a timely manner or at all. If the Manager decides, or is required, to replace an Authorized Participant and/or if the Liquidity Engager decides, or is required, to replace a Liquidity Provider, this could negatively impact the Fund’s ability to create new Shares, which would impact the Shares’ liquidity and could have a negative impact on the value of the Shares.

The risk factor entitled “The lack of full insurance and shareholders’ limited rights of legal recourse against the Fund, Manager, Transfer Agent and Custodial Entities expose the Fund and its shareholders to the risk of loss of the Fund’s digital assets for which no person or entity is liable” under the section entitled “Item 1A. Risk Factors—Risk Factors Related to the Fund and the Shares” on page 59 of the Annual Report, which is incorporated by reference into the Prospectus, is hereby amended and restated in its entirety as follows and supersedes the corresponding risk factor as incorporated by reference into the Prospectus::

The lack of full insurance and shareholders’ limited rights of legal recourse against the Fund, Manager, Transfer Agent, Custodial Entities and Additional Custodian expose the Fund and its shareholders to the risk of loss of the Fund’s digital assets for which no person or entity is liable.

The Fund is not a banking institution or otherwise a member of the FDIC or Securities Investor Protection Corporation (“SIPC”) and, therefore, deposits held with or assets held by the Fund are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. In addition, neither the Fund nor the Manager insures the Fund’s digital assets.

While the Custodian is required under the Prime Broker Agreement to maintain insurance coverage that is commercially reasonable for the custodial services it provides, and the Custodial Entities have advised the Manager that they maintain insurance at commercially reasonable amounts for the digital assets custodied on behalf of clients, including the Fund’s digital assets, resulting from theft, shareholders cannot be assured that the Custodian or the Prime Broker will maintain adequate insurance or that such coverage will cover losses with respect to the Fund’s digital assets.

In addition, the Additional Custodian is required under the Anchorage Digital Custodian Agreement to maintain certain insurance coverage, which the Manager believes is industry standard, including commercial crime insurance or a fidelity bond policies with limits of not less than $100 million in the aggregate, which are intended to cover the loss of client assets held in cold storage covering theft of money or other property under the Additional Custodian’s care, custody and control. Shareholders cannot be assured that the Additional Custodian will maintain adequate insurance or that such coverage will cover losses with respect to the Fund’s digital assets.

Moreover, while the Custodian maintains certain capital reserve requirements depending on the assets under custody and to the extent required by applicable law, and such capital reserves may provide additional means to cover client asset losses, the Manager does not know the amount of such capital reserves, and neither the Fund nor the Manager have access to such information. The Fund cannot be assured that the Custodial Entities will maintain capital reserves sufficient to cover losses with respect to the Fund’s digital assets. In addition, such insurance and capital reserves maintained by the Custodial Entities and the Additional Custodian are shared among all of their respective customers and are therefore not specific to the Fund. Furthermore, Coinbase has represented in securities filings that the total value of crypto assets in its possession and control is significantly greater than the total value of insurance coverage that would compensate Coinbase in the event of theft or other loss of funds.

Furthermore, the Custodial Entities’ aggregate maximum liability with respect to breach of their obligations under the Prime Broker Agreement will not exceed the greater of: (i) the value of the digital assets or cash involved in the event, including but not limited to transaction(s) or delivery(ies), giving rise to such liability at the time of the event giving rise to such liability; (ii) the aggregate amount of fees paid by the Fund to the Custodial Entities in respect of the Custodial and Prime Broker Services in the 12-month period prior to the event giving rise to such liability; or (iii) five million U.S. dollars. The Custodian’s total liability under the Prime Broker Agreement will not exceed the greater of: (i) the aggregate amount of fees paid by the Fund to the Custodian in respect of the custodial services in the 12-month period prior to the event giving rise to such liability; or (ii) the value of the digital assets on deposit in the Vault Balance at the time the events giving rise to the liability occurred, the value of which will be determined in accordance with the Prime Broker Agreement.

In addition, the Custodian’s maximum liability in respect of each cold storage address that holds digital assets is limited to the “Cold Storage Threshold” of $100 million. The Manager monitors the value of digital assets deposited in cold storage addresses for whether the Cold Storage Threshold has been met by determining the U.S. dollar value of digital assets deposited in each cold storage address on business days. Although the Cold Storage Threshold has never been met for a given cold storage address, to the extent it is met the Fund would not have a claim against the Custodian with respect to the digital assets held in such address to the extent the value exceeds the Cold Storage Threshold. The Custodial Entities and the Fund are not liable to each other for any special, incidental, indirect, punitive, or consequential damages, whether or not the other party had been advised of such losses or knew or should have known of the possibility of such damages.

Similarly, under the Anchorage Digital Custodian Agreement, except with respect to losses arising from its gross negligence, willful misconduct or fraud, the Additional Custodian will not be liable for losses incurred by the Fund in excess of the greater of (i) $5 million and (ii) the fees paid by the Fund to the Additional Custodian during the 12-month period before the liability arises. In addition, the Additional Custodian will not be liable for the Additional Custodian will not be liable for any losses, whether in contract, tort or otherwise, incurred by the Fund for any amount in excess of the fees paid by the Fund to the Additional Custodian during the 12-month period prior to when the liability arises. Further, the Additional Custodian will not be liable for (i) losses resulting from its ordinary negligence, (ii) losses arising from the Additional Custodian’s compliance with applicable laws, including sanctions laws administered by the Office of Foreign Assets Control, or (iii) special, indirect or consequential damages, or lost profits or loss of business, arising in connection with the Anchorage Digital Custodian Agreement.

The shareholders’ recourse against the Manager and the Fund’s other service providers for the services they provide to the Fund, including those relating to the provision of instructions relating to the movement of digital assets, is limited. Consequently, a loss may be suffered with respect to the Fund’s digital assets that is not covered by insurance and for which no person is liable in damages. As a result, the recourse of the Fund or the shareholders, under New York law, is limited.

The risk factor entitled “The value of the Shares will be adversely affected if the Fund is required to indemnify the Manager, the Transfer Agent or the Custodian under the Fund Documents” under the section entitled “Item 1A. Risk Factors—Risk Factors Related to the Fund and the Shares” on page 61 of the Annual Report, which is incorporated by reference into the Prospectus, is hereby amended and restated in its entirety as follows and supersedes such risk factor as incorporated by reference into the Prospectus:

The value of the Shares will be adversely affected if the Fund is required to indemnify the Manager, the Transfer Agent, the Custodian or the Additional Custodian under the Fund Documents.

Under the Fund Documents, each of the Manager, the Transfer Agent, the Custodian and the Additional Custodian has a right to be indemnified by the Fund for certain liabilities or expenses that it incurs without gross negligence, bad faith or willful misconduct on its part. Therefore, the Manager, the Transfer Agent, the Custodian or the Additional Custodian may require that the assets of the Fund be sold in order to cover losses or liability suffered by it. Any sale of that kind would reduce the NAV of the Fund and the value of the Shares.

The risk factor entitled “Although the Custodian is a fiduciary with respect to the Fund’s assets, if the Custodian resigns or is removed by the Manager or otherwise, without replacement, it would trigger early termination of the Fund” under the section entitled “Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest” on page 71 of the Annual Report, which is incorporated by reference into the Prospectus, is hereby amended and restated in its entirety as follows and supersedes such risk factor as incorporated by reference into the Prospectus:

If the Custodian or the Additional Custodian resigns or is removed by the Manager or otherwise, without replacement, it would trigger early termination of the Fund.

A Custodial Entity may terminate the Prime Broker Agreement at any time for Cause (as defined in “Item 1. Business—Description of the Prime Broker Agreement—Termination” in the Annual Report) or upon one hundred eighty days' prior written notice to the Fund. Similarly, the Additional Custodian may terminate the Anchorage Digital Custodian Agreement (i) for cause (as defined in the Anchorage Digital Custodian Agreement) that is not cured within thirty (30) days after the Fund receives written notice of such breach, (ii) upon one hundred eighty days' prior written notice to the Fund, (iii) if any part of the Custodial Services is, or is likely to become, in violation of applicable law, or (iv) if the Fund files for bankruptcy or becomes insolvent. If the Custodian or the Additional Custodian resigns or is removed, by the Manager or otherwise, without replacement, the Fund will dissolve in accordance with the terms of the LLC Agreement.